UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 001-13393

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT, SAVINGS & INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Choice Hotels International, Inc.

10750 Columbia Pike, Silver Spring, Maryland 20901

Financial Statements and Exhibits

(a) Financial Statements

Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) became effective as of October 15, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan for the year ended December 31, 2008.

(b) Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Report of Independent Registered Public Accounting Firm on Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007 and for the year ended December 31, 2008

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

December 31, 2008 and 2007

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Choice Hotels

International, Inc. Retirement, Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

McLean, VA

June 29, 2009

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value
Mutual funds	$37,013,776	$46,887,065
Common collective trust	7,170,867	6,399,023
Common stock	8,410,809	9,864,003
Participant loans	913,150	964,078
Money market fund	142,456	62,356

	53,651,058	64,176,525
Receivables
Employer contributions, net	520,369	437,578
Employee contributions, net	9,841	—
Interest and dividends	16,736	14,861

Net assets available for benefits at fair value	54,198,004	64,628,964
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	1,157,688	59,293

Net assets available for benefits	$55,355,692	$64,688,257

The accompanying notes are an integral part of these financial statements.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to (Deductions from) Net Assets
Contributions:
Participant	$6,286,550
Employer, net	3,242,621
Rollovers	394,771

Total contributions	9,923,942

Investment income (loss):
Net depreciation of fair value of investments (Note 3)	(17,256,063)
Interest and dividends	2,380,480
Interest on participant loans	74,038

Net investment loss	(14,801,545)

Benefit payments to participants	(4,445,268)
Participant-directed expenses	(9,694)

Total deductions	(4,454,962)

Net decrease	(9,332,565)
Net assets available for benefits:
Beginning of year	64,688,257

End of year	$55,355,692

The accompanying notes are an integral part of these financial statements.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan

Choice Hotels International, Inc. (“Choice” or the “Company”) is in the business of hotel franchising. Choice franchises approximately 5,800 hotels open and operating under the following brand names: Comfort Inn®, Comfort Suites®, Quality®, Clarion®, Cambria Suites®, Sleep Inn®, Econo Lodge®, Rodeway Inn®, MainStay Suites®, Suburban Extended Stay Hotel® and Ascend Collection®. The Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) is a defined contribution, salary deferral plan available to the eligible employees of Choice. Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan trustee.

The following description of the Plan provides only general information, and participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective October 15, 1997, and was restated and amended in its entirety effective January 1, 2001. The Plan document was amended again effective January 1, 2006 to invoke the safe harbor matching contribution provision (pursuant to the provisions under Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code (“IRC”)) set forth under Section Six (B)(ii) of the plan documents and eliminated the company matching contribution provision and replaced it with a discretionary matching contribution, as described below. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and contributions

All employees of Choice are eligible to participate in the Plan if they:

•	Are at least 21 years of age

•	Have completed 3 months of service

Participants may elect to contribute up to a maximum amount per calendar year subject to Internal Revenue Service (“IRS”) limitations, which was $15,500 in 2008. Catch-up contributions up to a maximum of $5,000 were allowed during 2008 under IRS regulations for participants who were age 50 or older. Participants are immediately vested in all participant contributions and earnings(losses) on such contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, one common/collective trust, Choice Hotels International, Inc. common stock (“Choice common stock”) and a self-directed brokerage option as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant’s eligible earnings.

Prior to January 1, 2006, the Company matching contribution was made in the form of Choice common stock on an annual basis, as described in the Plan document. As a result, participants’ accounts may have been credited with fractional shares. Choice common stock held by the Trustee on behalf of each participant shall be voted by the Trustee as directed by the participant to whose accounts such stock is credited. Fractional shares may be combined and voted by the Trustee to the extent possible to reflect the instructions of the participant credited with such shares.

All participants have the option to change or suspend their level of Plan contributions on a monthly basis.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

Effective January 1, 2006, the Company invoked the safe harbor matching contribution provisions provided for in the Plan document. Pursuant to these provisions, the Company matching contribution was adjusted to be an amount equal to 100% of the participant’s contributions up to 3% of eligible compensation, plus 50% of the participant’s contributions on the next 2% of eligible compensation. Company matching contributions are made each pay period in the form of cash and invested as elected by the plan participants. Therefore, beginning January 1, 2006 there were no longer any nonparticipant-directed investments.

Employees hired on or before January 1, 2000 receive an additional discretionary matching contribution on the next 1% of eligible compensation provided that the employee worked 1,000 hours and employed with the Company as of December 31. The discretionary matching contribution will be credited as follows:

Length of service	Percentage match
1 to 5 years	0%
6 to 9 years	50%
10 years or more	200%

The discretionary matching contribution is credited to participants’ accounts during the first quarter of the following year. For contributions made subsequent to January 1, 2006, participants immediately vest 100% in the employer matching contributions and discretionary matching contributions. For employer matching contributions and discretionary matching contributions for the plan years prior to January 1, 2006, participants will continue to vest at a rate of 20 percent per year beginning at the end of their first year of employment, resulting in full vesting at the end of their fifth year of employment.

Each participant account is credited with participant contributions and allocations of the Company’s matching contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Under the Plan provisions, forfeitures of non-vested participants’ Company matching contributions shall be applied at the Company’s discretion to reduce future Company contributions. At December 31, 2008 and 2007, the fair value of forfeitures held by the Plan was $16,835 and $41,251, respectively. During 2008, the Company applied $30,000 of the forfeiture account balance to reduce the 2007 Plan year employer discretionary matching contribution made to the Plan. During the first quarter of 2009, the Company used none of the forfeiture account balance to reduce the 2008 Plan year employer discretionary matching contribution made to the Plan.

Payment of benefits

Upon termination of service, a participant may elect to receive either a cash lump sum amount equal to the value of the participant’s entire interest in his or her account, or annual, semi-annual, quarterly, or monthly instalments over a fixed period not to exceed twenty years.

Upon separation from service, a participant may also elect that all or a portion of the participant’s common stock account be distributed in the form of shares of Choice common stock, with voting rights applicable to that stock. Such distribution is made entirely in whole shares and any partial shares held by the participant will be distributed in the form of cash.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

Participants who separate Choice with balances of less than $5,000 may roll the balances into other qualified plans or individual retirement accounts (“IRAs”), or receive lump-sum payments, net of applicable federal and state taxes. Under the “Automatic Rollover of Forced-Outs” provision of the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”), plan sponsors are required to rollover directly into an IRA force-out distribution of amounts in excess of $1,000 and less than or equal to $5,000 unless the participants elect otherwise. For participants with balances of less than $1,000, lump-sum distributions are made, net of applicable federal and state taxes.

Participant loans

The Plan permits participants to borrow from their accounts a minimum of $750 up to the lesser of $50,000 or 50% of their vested account balances. Participants may not have more than one loan outstanding at a time.

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest must be paid through payroll deductions; however, early pay-off of loans is permitted.

Interest rates are equal to 1% above the Wall Street Journal Prime Rate on the last day of the month in which the loan is issued. Interest rates on loans as of December 31, 2008 ranged from 5% to 10.5% with various dates of maturity through 2038. An annual loan processing fee of $50 is charged to the participant’s account.

Rollovers

Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or IRAs.

2.	Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investment valuation and income recognition

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The plan invests in investment contracts through a common collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See “Fair Value Measurements” for further discussion. Purchase and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest earned on investments is recorded on an accrual basis. All income (losses) are allocated daily to participant accounts.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments. This line consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Risks and uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as for direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit risk. Market value of investments may decline for number of reasons, including changes in prevailing market and interest rates, increase in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Participant-directed expenses

Investment management fees are charged against the investment earnings in each fund. Participant accounts are also charged loan-processing fees and self-directed investment account fees. Trustee fees and certain administrative expenses of the Plan have been paid by Choice for the year ended December 31, 2008.

Payment of benefits

Benefit claims are recorded when paid.

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. Although the adoption of SFAS No. 157 did not materially impact the Plan’s

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

net assets available for benefits and changes in net assets available for benefits, the Company is now required to provide additional disclosures to the Plan’s financial statements.

SFAS No. 157 provides a framework for measuring fair value utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The following summarizes the three levels of inputs required by SFAS No. 157, as well as the assets that we value using those levels of inputs.

Level 1: Quoted prices in active markets for identical assets and liabilities. The Plan’s Level 1 assets consist of mutual funds and Choice common stock.

Level 2: Observable inputs, other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable. The Plan’s Level 2 assets consist of the Common Collective Trust and the Money Market Fund.

Level 3: Unobservable inputs, supported by little or no market data available, where the reporting entity is required to develop its own assumptions to determine the fair value of the instrument. The Plan’s Level 3 assets consist of the Participant Loans.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at the year end.

Common Collective Trust: Valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Money market fund: Valued at cost, which approximates fair value.

Participant loans: Valued at cost plus accrued interest, which approximates fair value.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$37,013,776	$—	$—	$37,013,776
Common Stock	8,410,809	—	—	8,410,809
Common Collective Trust	—	7,170,867	—	7,170,867
Money Market Fund	—	142,456	—	142,456
Participant Loans	—	—	913,150	913,150

Total Assets at Fair Value	$45,424,585	$7,313,323	$913,150	$53,651,058

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant loans
Balance, beginning of year	$964,078
Purchases, sales, issuances and repayments (net)	(50,928)

Balance, end of year	$913,150

3.	Investments

The following presents investments, at fair value, that represent 5 percent or more of the Plan’s net assets:

		December 31,
		2008		2007
American Growth Fund of America R3	Mutual fund	$4,102,901		$5,205,415
ING International Small Cap Growth Fund	Mutual fund	2,068,031	*	3,352,530
BlackRock Large Cap Value Fund	Mutual fund	3,408,424		4,043,276
BlackRock S&P 500 Index Fund	Mutual fund	4,450,382		5,249,691
BlackRock International Value Fund	Mutual fund	3,177,230		5,616,727
PIMCO Total Return Fund	Mutual fund	8,478,162		7,222,483
Merrill Lynch Retirement Preservation Trust	Common/collective trust	7,170,867		6,399,023
Choice Hotels International Stock	Common stock	8,297,381		9,661,225

*	Investment balance does not exceed 5% of net assets at December 31, 2008

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(16,227,976)
Common stock	(1,028,087)

Total	$(17,256,063)

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

4.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits - financial statements	$55,355,692	$64,688,257
Less: Adjustment from contract value to fair value for interest in common collective trusts relating to fully benefit-responsive investment contracts	(1,157,688)	(59,293)

Net assets available for benefits per Form 5500	$54,198,004	$64,628,964

The following is a reconciliation of the statement of changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2008:

Net decrease in net assets available for benefits - financial statements	$(9,332,565)
Add: Adjustment from contract value to fair value for interest in common collective trusts relating to fully benefit-responsive investment contracts	(1,098,395)

Decrease in net assets available for benefits per Form 5500	$(10,430,960)

5.	Federal Income Tax Status

Management believes that the Plan, as designed and operated, is in compliance with the applicable requirements of Section 401 (a) of the IRC. On April 7, 2003, the Plan received a favorable determination letter from the IRS, which stated that the Plan is designed in accordance with applicable sections of the IRC and the related trust established under the Plan is tax-exempt. On January 4, 2008, the Company filed an amended and restated document with the EGTRRA which updates and reflects Plan amendments. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. As such, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, Choice has the right under the Plan’s provisions to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested and the net assets of the Plan will be distributed to the participants.

7.	Party-In-Interest Transactions

Certain Plan investments including shares of mutual funds and the Merrill Lynch Retirement Preservation Trust are managed by Merrill Lynch and BlackRock Investment Management LLC.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2008 and 2007

Merrill Lynch is a trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of Choice Common stock; therefore these transactions qualify as party-in-interest transactions.

Total purchases and sales of Choice common stock during 2008 were $720,799 (25,140 shares) and $1,077,109 (36,733 shares), respectively. In addition, in-kind distributions of $77,314 (3,381 shares) were made during the year. In-kind distributions are delivery of actual securities rather than their cash value. As of December 31, 2008 and 2007, the Plan held 276,027 and 291,001 shares of Choice common stock with a fair value of $8,297,381 and $9,661,225, respectively.

Participant loans also qualify as party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue	Description	Cost ***	Current Value
AllianceBernstein Growth and Income Fund	Mutual fund		$398,758
AllianceBernstein Large Cap Growth Fund	Mutual fund		1,699,104
American Growth Fund of America R3	Mutual fund		4,102,901
Fidelity Advisor Small Cap Fund	Mutual fund		2,152,198
ING International Small Cap Growth Fund	Mutual fund		2,068,031
BlackRock Balanced Capital Fund*	Mutual fund		844,593
BlackRock Large Cap Value*	Mutual fund		3,408,424
BlackRock S&P 500 Index Fund*	Mutual fund		4,450,382
BlackRock International Value Fund *	Mutual fund		3,177,230
Allianz NJF Small Cap Value Fund	Mutual fund		2,241,875
Allianz NJF Small Cap Value Institutional	Mutual fund		1,311,280
Allianz RCM Technology Fund	Mutual fund		399,230
PIMCO Total Return Fund	Mutual fund		8,478,162
Van Kampen Equity & Income Fund	Mutual fund		2,173,820
Merrill Lynch Retirement Preservation Trust*	Common/collective trust		7,170,867
Choice Hotels International Stock*	Common stock		8,297,381
Money Market	Money market		16,503
Self-Directed Account	Various		347,169
Participant Loans*	Participant Loans**		913,150

Total assets held for investment purposes			$53,651,058

*	Denotes a party-in-interest.
**	Maturing at various dates ranging from January 2009 to June 2038 with interest rates ranging from 5.0% to 10.5%.
***	Cost is not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 29, 2009	CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT, SAVINGS & INVESTMENT PLAN

	By:	/s/ THOMAS MIRGON
Thomas Mirgon Senior Vice President, Human Resources and Administration Choice Hotels International, Inc.